Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
The following summary describes the material provisions of the capital stock of Caris Life Sciences, Inc. (the “Company”) and certain provisions of the Company’s amended and restated certificate of formation and amended and restated bylaws as well as the Texas Business Organizations Code (the “TBOC”). The summary is qualified by reference to the provisions of the TBOC and the full text of the Company’s amended and restated certificate of formation and amended and restated bylaws. The Company’s amended and restated certificate of formation and amended and restated bylaws are filed as Exhibits 3.1 and 3.2, respectively, of the Company’s Annual Report on Form 10-K to which this description is also an exhibit and are incorporated herein by reference.
General
The Company’s authorized capital stock consists of 2,800,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of undesignated preferred stock, par value $0.001 per share. We have no shares of preferred stock issued and outstanding.
Common Stock
Holders of the Company’s common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors, unless otherwise provided in the Company’s amended and restated certificate of formation or required by a non-waivable provision of the TBOC. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of the Company’s common stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds. The holders of the Company’s common stock do not have cumulative voting rights in the election of directors. Upon the Company’s liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of the Company’s common stock are entitled to receive pro rata the Company’s remaining assets available for distribution on a pro rata basis. Holders of the Company’s common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, or sinking fund provisions. The common stock is not subject to further calls or assessment by the Company. All outstanding shares of the Company’s common stock are fully paid and non-assessable. The rights, powers, preferences, and privileges of holders of the Company’s common stock are subject to those of the holders of any shares of the Company’s preferred stock the Company may authorize and issue in the future.
Preferred Stock
The Company’s amended and restated certificate of formation authorizes its board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the TBOC, the authorized shares of preferred stock are available for issuance without further action by the Company’s shareholders.
The Company’s board of directors is able to determine, with respect to any series of preferred stock, the voting powers (full or limited, or no voting powers), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, of that series, including, without limitation:
•the designation of the series;
•the number of shares of the series, which the board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;

•the redemption rights and price or prices, if any, for shares of the series; the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary
•liquidation, dissolution, or winding-up of the affairs of the Company;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the
•other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
The Company is able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of the Company’s common stock might believe to be in their best interests or in which such holders common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the rights of holders of the Company’s common stock by restricting dividends on the common stock, diluting the voting power of the common stock, or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of the Company’s common stock.
Dividends
As a Texas corporation, the Company is subject to certain restrictions on dividends under the TBOC. Generally, a Texas corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) unless the dividend would render the corporation insolvent.
The declaration, amount, and payment of any future dividends will be at the sole discretion of the Company’s board of directors, subject to restrictions under any applicable indebtedness, and the holders of any preferred stock the Company may at the time have outstanding. The Company’s board of directors may take into account general and economic conditions, the Company’s financial condition and results of operations, available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends to the Company’s shareholders or by the Company’s subsidiaries to the Company, including restrictions under any indebtedness the Company may incur, and such other factors as the board of directors may deem relevant.
The Company currently expects to retain all future earnings for use in the operation and expansion of its business and has no current plans to pay dividends.
Registration Rights
The company is party to an amended and restated investors’ rights agreement under which certain holders of the Company’s common stock, including, but not limited to, certain holders of more than 5% of the Company’s outstanding common stock and entities affiliated with certain of the Company’s officers and directors, have certain registration rights, as set forth below. Such registration rights will terminate upon the earliest of (i) June 18, 2029 (the fourth anniversary of the Company’s initial public offering) and (ii) the completion of certain liquidation events. Under the Investors’ Rights Agreement, the Company will generally be required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration effected pursuant to the exercise of such registration rights. The Form S-1 and Form S-3 demand registration rights described below are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares of common stock included in any such registration under specified circumstances.

Form S-1 Demand Registration Rights
Certain holders of registrable securities are entitled to certain Form S-1 demand registration rights. At any time beginning December 15, 2025, the holders of at least 20% of the shares having these rights then outstanding may request that the Company file a registration statement on Form S-1 to register the offer and sale of their shares. The Company will generally only be obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate offering price of which, net of underwriting discounts and commissions, is at least $10.0 million. If the Company’s board of directors determines that it would be materially detrimental to the Company and its shareholders to effect such a demand registration, the Company will have the right to defer such registration, not more than once in any 12-month period, for a period of up to 30 days.
Form S-3 Demand Registration Rights
Certain holders of registrable securities are entitled to certain Form S-3 demand registration rights. At any time when the Company is eligible to file a registration statement on Form S-3, the holders of at least 20% of the shares having these rights then outstanding will be able to request that the Company register the offer and sale of their shares on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of any underwriting discounts or commissions, is at least $3.0 million. These holders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, the Company will not be required to effect a registration on Form S-3 if it has effected three such registrations within the 12-month period preceding the date of the request. If the Company’s board of directors determines that it would be materially detrimental to the Company and its shareholders to effect such a demand registration, the Company will have the right to defer such registration, not more than once in any 12-month period, for a period of up to 30 days.
Piggyback Registration Rights
Certain holders of registrable securities are entitled to certain “piggyback” registration rights. If the Company proposes to register shares of the Company’s common stock or other securities under the Securities Act, either for the Company’s own account or for the account of the Company’s shareholders, in connection with such offering, all holders of these shares then outstanding will be able to request that the Company include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Company proposes to file a registration statement under the Securities Act, other than with respect to (i) a registration relating solely to its stock plans, (ii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares having registration rights, or (iv) a registration relating to the offer and sale of debt securities, the holders of these shares will be entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Anti-Takeover Effects of Certain Provisions of the Company’s Amended and Restated Certificate of Formation, Amended and Restated Bylaws, and Texas Law
The Company’s amended and restated certificate of formation, amended and restated bylaws, and the TBOC contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of its board of directors. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control, and enhance the ability of the Company’s board of directors to maximize shareholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest, or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

Authorized but Unissued Capital Stock
Texas law does not require shareholder approval for any issuance of authorized shares. Accordingly, the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of Nasdaq and restrictions under any indebtedness that may be outstanding at the relevant time. The listing standards of Nasdaq, which apply so long as the Company’s common stock remains listed on Nasdaq, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be issued in the future for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.
Business Combinations
The Company is subject to the affiliated business combinations provisions of Title 2, Chapter 21, Subchapter M of the TBOC (Sections 21.601 through 21.610), which provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations, and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:
•the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or
•the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.
The Company has more than 100 shareholders and is considered to be an “issuing public corporation” for purposes of this law. The affiliated business combinations provisions of the TBOC do not apply to the following:
•the business combination of an issuing public corporation where: (a) the corporation’s original
•certificate of formation or bylaws contain a provision expressly electing not to be governed by the affiliated business combinations provisions of the TBOC; or (b) the corporation adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the affiliated business combinations provisions of the TBOC, so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;
•a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder: (a) divests itself, as
•soon as possible, of enough shares to no longer be an affiliated shareholder; and (b) would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;
•a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder
•until the announcement date of the business combination; and
•a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither the Company’s amended and restated certificate of formation nor its amended and restated bylaws contain any provision expressly providing that the Company is not subject to the affiliated business combinations provisions of the TBOC. The affiliated business combinations provisions of the TBOC may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if that event would be beneficial to the Company’s shareholders.
Vacancies
The Company’s amended and restated certificate of formation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, and except as otherwise provided in the TBOC, any vacancies on the Company’s board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, or by the affirmative vote of a majority of the voting power of the Company’s then-outstanding capital stock entitled to vote generally in the election of directors.
No Cumulative Voting
Under Texas law, the right to vote cumulatively does not exist unless the certificate of formation specifically authorizes cumulative voting. The Company’s amended and restated certificate of formation does not authorize cumulative voting. Therefore, shareholders holding a majority in voting power of the shares of the Company’s capital stock entitled to vote generally in the election of directors are able to elect all of the Company’s directors.
Special Shareholder Meetings
The Company’s amended and restated certificate of formation provides that special meetings of the Company’s shareholders may be called at any time only by or at the direction of the board of directors, the Chairman of the board of directors, the President, the Chief Executive Officer, or by the Secretary at the written request of holders of at least 50% of the voting power of the Company’s outstanding capital stock entitled to be voted at the special meeting. The Company’s amended and restated bylaws prohibit the conduct of any business at a special meeting other than procedural matters or as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.
Requirements for Advance Notification of Director Nominations and Shareholder Proposals
The Company’s amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a shareholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. The Company’s amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. The Company’s amended and restated bylaws allows the chair of the meeting at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Shareholder Action by Written Consent
The Company’s amended and restated certificate of formation provides that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders only with the unanimous written consent of all holders of shares entitled to vote on such action.

Amendment of Bylaws and Certificate of Formation Provisions
The Company’s amended and restated certificate of formation and amended and restated bylaws provide that the Company’s board of directors is expressly authorized to adopt, amend, alter, or repeal, in whole or in part, the amended and restated bylaws without a shareholder vote in any manner not inconsistent with the laws of the State of Texas and the amended and restated certificate of formation. The shareholders may not adopt, amend, alter, or repeal the Company’s amended and restated bylaws unless such action is approved, in addition to any other vote required by the Company’s amended and restated certificate of formation, by the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of the Company’s capital stock entitled to vote thereon, voting together as a single class.
The Company’s amended and restated certificate of formation provides that the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of the Company’s capital stock entitled to vote thereon, voting together as a single class are required to amend or repeal any provision of the Company’s amended and restated certificate of formation.
The lack of cumulative voting will make it more difficult for shareholders to replace the Company’s board of directors as well as for another party to obtain control of the Company by replacing the Company’s board of directors. Because the Company’s board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company or its management, such as a merger, reorganization, or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Exclusive Forum
The Company’s amended and restated organizational documents provide that the Business Court in the First Business Court Division of the State of Texas shall be the sole and exclusive forum for certain shareholder litigation matters, unless the Company consents in writing to the selection of an alternative forum or if the Business Court in the First Business Court Division of the State of Texas is not accepting filings or determines that it lacks jurisdiction, the exclusive forum will be the federal district courts in the Northern District of Texas or, if such federal district courts do not have jurisdiction, the State District Court in Dallas County, Texas; provided, however, that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and provided, further, that the foregoing choice of forum provision shall not apply to claims seeking to enforce any liability or duty created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Although the Company believes this provision benefits the Company by providing increased consistency in the application of Texas law in the types of lawsuits to which it applies and in limiting litigation costs, the provision may have the effect of discouraging lawsuits against the Company’s directors and officers, may result in increased costs for the Company’s shareholders to bring claims, and may limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company. However, it is possible that a court could rule that this provision is unenforceable or inapplicable to a particular dispute.
Conflicts of Interest
Texas law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or shareholders. The Company’s amended and restated certificate of formation, to the maximum extent permitted from time to time by Texas law, renounces any interest or expectancy that it has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to its officers, directors, or shareholders or their respective affiliates, other than those officers, directors, shareholders, or affiliates who are the Company’s or the Company’s subsidiaries’ employees. The Company’s amended and restated certificate of formation provides that, to the fullest extent permitted by law, no director (or his or her affiliates) who is not employed by the Company will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Company or its subsidiaries from time to time are engaged or propose to engage or (ii) otherwise competing, directly or indirectly, with the Company or any of its subsidiaries. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for himself or herself or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its subsidiaries, and they may take any such opportunity for themselves or offer it to another person or entity. The Company’s amended and restated certificate of formation does not renounce its interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for the Company unless it would be permitted to undertake the opportunity under the Company’s amended and restated certificate of formation, it has sufficient financial resources to undertake the opportunity, and the opportunity would be in line with its business.
Limitations on Liability and Indemnification of Officers and Directors
The TBOC authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ and officers’ fiduciary duties (other than breaches of such person’s duty of loyalty to corporations or their shareholders), subject to certain exceptions. The Company’s amended and restated certificate of formation includes a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the TBOC. The effect of these provisions is to eliminate, other than limited exceptions, the rights of the Company and its shareholders, through shareholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director or officer if such person has acted in bad faith, engaged in intentional misconduct, knowingly violated the law, authorized illegal dividends or redemptions, derived an improper benefit from his or her actions as a director or officer, or engaged in an act or omission for which the liability of the director or officer is expressly provided by an applicable statute.
The Company’s amended and restated bylaws provide generally that the Company must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the TBOC. The Company also has entered into separate indemnification agreements with each of the Company’s directors and executive officers and is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers, and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful and necessary to attract and retain qualified directors and officers.
These limitation of liability, indemnification, and advancement provisions may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and the Company’s shareholders. In addition, shareholders’ investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Dissenters’ Rights of Appraisal and Payment
Under the TBOC, with certain exceptions, the Company’s shareholders have appraisal rights in connection with a merger, a sale of all or substantially all of the Company’s assets, an interest exchange, or a conversion. Pursuant to the TBOC, shareholders who properly request and perfect appraisal rights in connection with such merger, sale of all or substantially all of the Company’s assets, interest exchange, or conversion have the right to receive payment of the fair value of their shares as agreed to between the shareholder and the Company or, if unable to reach agreement, as determined by the State District Court in Dallas County, Texas.
Shareholders’ Derivative Actions
Under the TBOC and the Company's Bylaws, no shareholder or group of shareholders may institute or maintain a derivative proceeding unless that shareholder or group of shareholders is a shareholder (as defined in Section 21.551(2) of the TBOC) that beneficially owns, at the time the derivative proceeding is instituted, a number of shares of common stock equal to at least three (3) percent of the outstanding shares of the Company (a “qualifying shareholder”). Any such qualifying shareholder may bring an action in the Company's name to procure a judgment in the Company's favor, also known as a derivative action, provided that the shareholder bringing the action (i) is a holder of our shares at the time of the transaction to which the action relates or such shareholder became a shareholder by operation of law from a person that was a shareholder at the time of the transaction to which the action relates and (ii) fairly and adequately represents the interests of the Company in enforcing the right of the Company.
Listing
The Company’s common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “CAI.”
Transfer Agent and Registrar
The transfer agent and registrar for the Company’s common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, 22nd Floor, New York, New York 10005.